SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934
(Amendment No. 7)
CROWLEY MARITIME CORPORATION

(Name of Issuer)
CROWLEY NEWCO CORPORATION
THOMAS B. CROWLEY, JR.
CHRISTINE S. CROWLEY
MOLLY M. CROWLEY
CROWLEY MARITIME CORPORATION

(Names of Persons Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
228090106

(CUSIP Number of Class of Securities)

Thomas B. Crowley, Jr.
c/o Crowley Maritime Corporation
9487 Regency Square Boulevard
Jacksonville, Florida 32225
(904) 727-2200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☑ c.	A tender offer.
☐ d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$93,554,110	$2,872.11

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0- 11(b). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007

AMENDMENT NO. 7 TO TRANSACTION STATEMENT
This Amendment No. 7 to Transaction Statement amends and supplements the Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 to Transaction Statement filed with the SEC on March 19, 2007, as amended and supplemented by Amendment No. 2 to Transaction Statement filed with the SEC on March 22, 2007, as amended and supplemented by Amendment No. 3 to Transaction Statement filed with the SEC on April 13, 2007, as amended and supplemented by Amendment No. 4 to Transaction Statement filed with the SEC on April 23, 2007, as amended and supplemented by Amendment No. 5 to Transaction Statement filed with the SEC on April 25, 2007, and as amended and supplemented by Amendment No. 6 to Transaction Statement filed with the SEC on April 27, 2007, by Crowley Newco Corporation (the “Purchaser”), Thomas B. Crowley, Jr., Christine S. Crowley, Molly M. Crowley and Crowley Maritime Corporation (the “Company”). The Purchaser has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Company, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2007 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.
Items 1 through 13 and 15
     As of 5:00 p.m. New York City time on Monday, May 7, 2007, Depositary reports indicated that 30,757 shares of Common Stock had been tendered pursuant to the Offer, including 30,642 shares of Common Stock tendered and 115 shares of Common Stock in respect of which the Depositary has received notices of guaranteed delivery. These share amounts are sufficient to satisfy the Minimum Condition and the Majority of the Minority Conditions of the Offer.
     On May 8, 2007, the Purchaser delivered a notice of acceptance of such tendered shares of Common Stock to the Depositary. Thereafter, the Purchaser caused a certificate of ownership and merger to be filed with the Delaware Secretary of State merging the Purchaser with and into Crowley Maritime. As a result of the Merger, all former holders of shares of Common Stock who did not tender their shares pursuant to the Offer are entitled to receive $2,990 in cash per share, without interest (except for stockholders who properly exercise their appraisal rights) and all former holders of shares of Series A Preferred are entitled to receive cash of $249.16 per share, plus all unpaid cumulative dividends to the date of the Merger. Instructions will be mailed to former stockholders outlining the steps that stockholders whose shares were not purchased in the Offer must take in order to obtain payment or exercise their appraisal rights under Delaware law.
Item 16. Exhibits
     Item 16 of the Schedule 13E-3 is further amended and supplemented as set forth below.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007 (incorporated by reference from Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(ii)	Letter of Transmittal (incorporated by reference from Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference from Exhibit (a)(1)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(v) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from Exhibit (a)(1)(vi) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation (incorporated by reference from Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(viii)	Letter from D.F. King & Co., Inc., to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007 (incorporated by reference from Exhibit (a)(1)(ix) of Amendment No. 3 to Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on April 23, 2007, File No. 000-04717).*

(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8- K filed with the Securities and Exchange Commission dated April 20, 2007, File No. 000-04717).

(a)(1)(xi)	Press Release issued by Crowley Newco Corporation on April 27, 2007.*

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 (without exhibits).*

Exhibit No.	Description

(a)(5)(i)	Press Release issued by Crowley Maritime Corporation on March 19, 2007.*

(a)(5)(ii)	Message to Employees of Crowley Maritime Corporation regarding Stock Benefit Plans issued by Crowley Maritime Corporation on March 19, 2007.*

(b)(i)	Second Amended and Restated Credit Agreement Dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007 (schedules and exhibits omitted). **

(c)(i)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as “Annex A” to Solicitation/Recommendation Statement on Schedule 14D-9).*

(c)(ii)	Presentation to the Special Committee of the Board of Directors of the Issuer by JMP Securities LLC, dated March 14, 2007 (incorporated by reference from Exhibit (a)(1)(ix) to Solicitation/ Recommendation Statement on Schedule 14D-9).*

(c)(iii)	Opinion of FMV Opinions, Inc., dated March 16, 2007.*

(d)(i)	Subscription Agreement dated February 22, 2007, between Crowley Newco Corporation and Thomas B. Crowley, Jr. (incorporated by reference from Exhibit (d)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(d)(ii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust (incorporated by reference from Exhibit (d)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan (incorporated by reference from Exhibit (d)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

Exhibit No.	Description

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(viii)	Order and Final Judgment dated April 27, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit (d)(viii) of Amendment No. 6 to Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on May 8, 2007, File No. 000-04717).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference from “Schedule C” to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(g)	None.

*	Previously filed.

**	Crowley Maritime Corporation undertakes to provide a copy of each omitted schedule and exhibit to the Securities and Exchange Commission on request.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CROWLEY NEWCO CORPORATION
/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President

(Name and Title)
May 8, 2007

(Date)
THOMAS B. CROWLEY, JR.
/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.

(Name)
May 8, 2007

(Date)
CHRISTINE S. CROWLEY
/s/ Christine S. Crowley

Christine S. Crowley

(Name)
May 8, 2007

(Date)
MOLLY M. CROWLEY
/s/ Molly M. Crowley

Molly M. Crowley

(Name)
May 8, 2007

(Date)

CROWLEY MARITIME CORPORATION
/s/ R L Swinton

(Signature)
Richard L. Swinton, V.P. Tax and Audit

(Name and Title)
May 8, 2007

(Date)

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007 (incorporated by reference from Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(ii)	Letter of Transmittal (incorporated by reference from Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference from Exhibit (a)(1)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(v) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from Exhibit (a)(1)(vi) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation (incorporated by reference from Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(viii)	Letter from D.F. King & Co., Inc., to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007 (incorporated by reference from Exhibit (a)(1)(ix) of Amendment No. 3 to Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on April 23, 2007, File No. 000-04717).*

Exhibit No.	Description

(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8- K filed with the Securities and Exchange Commission dated April 20, 2007, File No. 000-04717).*

(a)(1)(xi)	Press Release issued by Crowley Newco Corporation on April 27, 2007.*

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9.*

(a)(5)(i)	Press Release issued by Crowley Maritime Corporation on March 19, 2007.*

(a)(5)(ii)	Message to Employees of Crowley Maritime Corporation regarding Stock Benefit Plans issued by Crowley Maritime Corporation on March 19, 2007.*

(b)(i)	Second Amended and Restated Credit Agreement Dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007.*

(c)(i)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as “Annex A” to Solicitation/Recommendation Statement on Schedule 14D-9).*

(c)(ii)	Presentation to the Special Committee of the Board of Directors of the Issuer by JMP Securities LLC, dated March 14, 2007 (incorporated by reference from Exhibit (a)(1)(ix) to Solicitation/Recommendation Statement on Schedule 14D-9).*

(c)(iii)	Opinion of FMV Opinions, Inc., dated March 16, 2007.*

(d)(i)	Subscription Agreement dated February 22, 2007 between Crowley Newco Corporation and Thomas B. Crowley, Jr. (incorporated by reference from Exhibit (d)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(d)(ii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust (incorporated by reference from Exhibit (d)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

Exhibit No.	Description

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan (incorporated by reference from Exhibit (d)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No.000-04717).*

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(viii)	Order and Final Judgment dated April 27, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit (d)(viii) of Amendment No. 6 to Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on May 8, 2007, File No. 000-04717).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference from “Schedule C” to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

*	Previously filed.